
LEGION


MedMe
RED BAY
COFFEE
CONDOS
&
TENT CITIES

WEFUNDER

WE'RE BUILDING A NEW STOCK MARKET FOR STARTUPS

We've raised hundreds of millions for thousands of founders. Like "pre-IPOs" for private companies.

On March 15th 2021, new laws roll out that will help us grow even faster.


Y Combinator



On Wefunder, everyone can invest as little as $100 in startups they love

$205M

investment (GMV) annual run rate

$8M

revenue run rate

5X

year-over-year growth, Q4

$5B

follow-on investment in portfolio

41%

market share.
#1 market leader.

THE WHY NOW

New **regulatory reforms** rolling out March 2021

It used to be illegal for unaccredited investors to invest in private companies.


Lots of demand to invest in private companies...
BAD LAWS
Sad founders with raw talent who can't get money ...
... and sad investors who only get to invest in Airbnb 10 years after the rich make 1000x returns

We felt that was wrong. So we lobbied Congress. It worked! Almost.

APRIL 2012

LOBBYING CONGRESS TO PASS JOBS ACT

We petition Congress to change the law. We were invited to the Rose Garden to watch Obama sign the JOBS Act into law.




SLIGHTLY LESS BAD LAWS

MAY 2016

A BROKEN LAW ROLLS OUT

It took 4 years for the SEC to roll out the JOBS Act. But it was a flawed law.

On March 15th, 2021, new regulations go live.
We've lobbied Congress and the SEC for close to a decade for them.


MAR
2021:
NEW
LAWS

ON MARCH 2021, NEW REGULATIONS GO LIVE

Companies can raise $5M/yr (Reg CF) or $75M/yr (Reg A+) from unaccredited investors

This will double our revenue almost immediately and attract better companies to use us.

Companies can start a campaign in < 15 minutes

Before, founders had to first do a few weeks of compliance work. Most dropped off.

SPVs: One Entity on Cap Table

Unaccredited investors can now invest in a SPV. Many more startups will be willing to use us with an SPV.

Anyone can take a test to become accredited

It no longer is a requirement to be wealthy to be an accredited investor.

WE CAN NOW DELIVER ON OUR 2012 VISION

- We're building a stock market where founders can raise money from their fans, while staying private.
  (OnlyFans meets Robinhood, if you will.)

- We aim to make it standard for startups to raise up to $75M/YR in a "pre-IPO" on Wefunder, allocated to their supporters.

- Secondary trades happen once every 9-18 months in a "long term stock market" that lines up with traditional VC raises.

WEFUNDER

We created this industry in 2012.
Then lobbied 9 years for regulatory reform.


INVESTMENTS ON WEFUNDER
$514,800
$1.42M
$4.89M
$8.33M
$15.49M
$22.92M
$21.68M
$41.45M
$87M
2012
2013
2014
2015
2016
2017
2018
2019
2020

WE LOBBY CONGRESS

We petitioned Congress & shaped law. Invited to watch Obama sign the JOBS Act.

LAUNCH TO ACCREDITED INVESTORS

It took 4 years for the SEC to write the rules for the JOBS Act. While waiting, we built a platform for accredited investors to invest in mostly YC startups.

LAW GOES LIVE FOR EVERYDAY INVESTORS

Mid-2016, it became legal for anyone to invest. But the rules were bad for startup founders. It was also a brutal slog in '16-'18 to build the payment and compliance infrastructure.

REGULATORY REFORM

On November 2020, the SEC announces fixes to the laws - to be rolled out March 15th 2021

WEFUNDER

Our growth has accelerated in advance of the reforms that go live on March 15th 2021


$1.8M
$5.1M
$8.1M
$6.7M
$11.6M
$8.6M
$11.6M
$9.3M
$10.6M
$14.6M
$23.5M
$38.5M
Q1 2018
Q2 2018
Q3 2018
Q4 2018
Q1 2019
Q2 2019
Q3 2019
Q4 2019
Q1 2020
Q2 2020
Q3 2020
Q4 2020

INVESTMENTS ON WEFUNDER

WEFUNDER

WE LEAD THE MARKET
WE'RE KILLING OFF COMPETITORS


LIFETIME REGULATION CROWDFUNDING
2016-2020
60+ OTHERS
12%
INDIEGOGO + MICROVENTURES JOINT VENTURE,
5%
9%
SEEDINVEST
14%
REPUBLIC
27%
STARTENGINE
33%
WeFunder
REGULATION CROWDFUNDING
Q4 2020
10 OTHERS
14%
MICROVENTURES
3%
1%
SEEDINVEST
13%
REPUBLIC
27%
STARTENGINE
41%
WeFunder

We've recruited about a **million new angel investors**







"Being a shareholder of Modern Times has changed my entire relationship with my favorite brewery. Buying Modern Times beer at the grocery store brings me so much joy."

"My dog Scooby just passed away due to Lymphoma, so I wanted to do something even if it was only a tiny little bit to help develop treatment to cure Lymphoma in dogs."

"I have known Stephanie for 15 years. She is one of the kindest, hardest working, and most passionate individuals I have ever met. She is such a driven person. I have no doubt that any venture she embarks upon will be wildly successful."

WEFUNDER

We've funded thousands of founders



"Our Wefunder campaign gave us leverage against the Miami investors who were trying to screw us. We kept control of our company on Silicon Valley terms. I also didn't need to get sexually harassed anymore."

Caribu raised ~$1.7M on Wefunder



"Raising on Wefunder saved our company from folding... we wouldn't have lived long enough to see grants come in, hire, build an MVP, or close a round big enough to get a chance to treat dogs with a novel therapeutic."

Leah Labs (YC W19) raised ~$1M on Wefunder



"You have this network of people who are literally invested in your company.... And if tell them about any new product, they will tell everyone they know.
It's incredible. It's invaluable exposure."

Seven Stills raised ~$1M on Wefunder

WEFUNDER

Over $5 billion has been invested in startups after they were first funded on Wefunder

Modern Times BEER

Award-winning brewery with $30M in revenues

Beta Bionics

Artificial pancreas with $100M+ follow-on funding

MEOW WOLF

Interactive art installaations with $100M+ follow-on

LEGION M

Movie studio with over 25,000 investors on Wefuner

FOR MORE

WEFUNDER.COM/RESULTS

WEFUNDER

2021 Goals

- At least **$350 million** in investments in 2021 (GMV)
- **European launch** the first day it's legal: 11/10/21
- **2.5X headcount** to 75, 40% engineers & designers
- **Redesign** of Wefunder.com (it was kludged together by CEO in 2015)
- Build a predictable **referral engine & sales process**
- Invest in founder and lead investor **communities** to increase deal flow

Our goal is to at least 3x again by Dec '21

New SEC regulatory reforms go live March 2021*



ACTUAL INVESTMENTS
OUR GOAL
$50M
$16.163,369
$3,231,212
DEC 2019
DEC 2020
DEC 2021

$50M × 12 = **$600M**

ANNUAL FUNDING RUN RATE (GMV) IN DEC 2021

x

8.5% AVG FEE (TAKE RATE)

=

$50M+

ANNUAL REVENUE RUN RATE

To 3X, we must launch 100 startups per month

On March 15th 2021, the maximum fundraise per year increases to $5M from $1M.

We expect our average raise to almost immediately double.

2020

$225,000

AVERAGE RAISE
2016-2020

44

COMPANIES

LAUNCHED IN DEC 2020

2021 GOAL

$500,000

AVERAGE RAISE
($5M CAP)

X

100

COMPANIES

Need to launch per month to hit 3x goal

= $50M

248 companies are already preparing to launch on March 15th

EU Equity Crowdfunding Laws Go Live on 11/10/2021

(They are as good as the newly reformed U.S. laws)


EU member states
GREENLAND
ICELAND
NORWAY
SWEDEN
FINLAND
RUSSIA
ESTONIA
LATVIA
LITHUANIA
DENMARK
IRELAND
UNITED KINGDOM
BELARUS
POLAND
NETHERLANDS
GERMANY
BELGIUM
UKRAINE
CZECHIA
SLOVAKIA
AUSTRIA
HUNGARY
ROMANIA
FRANCE
SWITZERLAND
SLOVENIA
CROATIA
SERBIA
BULGARIA
ITALY
TURKEY
GREECE
SPAIN
PORTUGAL
CYPRUS
SYRIA
MALTA
TUNISIA
ALGERIA
MOROCCO
LIBYA
EGYPT

U.S. and E.U. Market Size by 2024

In 2012, the UK rolled out the best equity crowdfunding laws.

In 2021, the US and EU introduced equivalent laws.

The U.K. equity crowdfunding market was $350M.
The US and EU are about 7X bigger.


$350M
$2.5B
$2.5B

$5 billion / yr

US + EU Investments by 2024

× **50%** Market Share

× **8.3%** Take Rate

= **$200M+**

ANNUAL REVENUE

Where do we go after 2024?

Early Stage Primary Offerings

CURRENT FOCUS

PRE-SEED

Raises $50K from our XX accelerator

SEED & A

Raises $1M - $5M using Reg CF

Reg A+ IPOs and Secondary Market

WE EXPECT ENOUGH LIQUIDITY BY 2024

Raises $75M using Reg A+ each year

Company allows secondary trades once per 3-18 months

Startups can use Reg D and Reg A+ to stay ‘private’ while allowing limited public sales & liquidity to employees & investors.

Our stock market will be designed to encourage long-term thinking.

IPO

NASDAQ

WEFUNDER


STAY POSITIVE
STAY POSITIVE

THE WEFUNDER TEAM

Nick Tommarello (CEO) and **Greg Belote (CTO)** are the founders. We've been at this since 2012.

Here's our entire team in March, two days before the SF lockdown.

We've since hired a dozen new team members.

Our best credential is that we've built this company together. Here are a few others for those who care about such things:

Y MIT Massachusetts Institute of Technology kiva HARVARD

WEFUNDER

JOIN THE MOVEMENT
TO FIX CAPITALISM

We're fixing capitalism by spreading the Silicon Valley fairy dust - the good parts - to the world.

We'll help tens of thousands more founders take their shot, while creating millions of new angels that invest in the next generation. Visit **wefunder.com/charter**

One of the most powerful forces in the world is when someone believes in you... and backs it up by investing even $100 of their own money. We scale that magic.

We spent a decade working towards this moment. We had the grit and tenacity to survive the hard times until regulatory reform. Now we'll execute at scale.